UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2009
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

ITEM 1	— FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

VOYAGE REVENUES (including $37,294 and $110,382 from related parties for the three and nine months ended September 30, 2009, respectively, and $53,271 and $145,504 for the three and nine months ended September 30, 2008, respectively — notes 10a, 10b,10c, 10k and 10o)	204,509	252,232	608,460	728,416

OPERATING EXPENSES
Voyage expenses	29,363	62,548	76,405	173,736
Vessel operating expenses (including ($200) and ($1,345) from related parties for the three and nine months ended September 30, 2008, respectively — notes 10i and 10l, note 11)	54,857	57,358	171,619	165,998
Time-charter hire expense (including $3,416 from related parties for the nine months ended September 30, 2009 — note 10n)	27,772	31,474	89,061	97,382
Depreciation and amortization	40,981	39,675	121,366	117,864
General and administrative (including $11,070 and $33,826 from related parties for the three and nine months ended September 30, 2009, respectively, and $12,718 and $42,937 for the three and nine months ended September 30, 2008, respectively — notes 10d, 10e, 10f, 10g, and note 11)	13,820	14,537	42,140	49,640
Restructuring charge (note 8)	371	—	4,053	—

Total operating expenses	167,164	205,592	504,644	604,620

Income from vessel operations	37,345	46,640	103,816	123,796

OTHER ITEMS
Interest expense (including $650 from related parties for the three and nine months ended September 30, 2009, respectively — notes 6 and 10p)	(9,147)	(18,848)	(33,532)	(63,689)
Interest income	141	913	1,098	3,265
Realized and unrealized (losses) gains on non-designated derivatives (note 11)	(37,302)	(26,120)	37,716	(33,019)
Foreign currency exchange (loss) gain (note 11)	(4,359)	2,175	(7,988)	(795)
Other income — net (note 9)	2,068	3,067	7,055	9,436

Total other items	(48,599)	(38,813)	4,349	(84,802)

(Loss) income before income tax expense	(11,254)	7,827	108,165	38,994
Income tax (expense) recovery (note 12)	(20,234)	34,129	(26,928)	34,821

Net (loss) income	(31,488)	41,956	81,237	73,815

Non-controlling interest in net (loss) income	(12,560)	19,048	32,831	41,810
Dropdown Predecessor’s interest in net (loss) income (note 1)	(5,551)	2,283	11,378	237
General partner’s interest in net (loss) income	79	3,052	1,642	9,933
Limited partners’ interest: (note 14)
Net (loss) income	(13,456)	17,573	35,386	21,835
Net (loss) income per:
- Common unit (basic and diluted)	(0.37)	0.66	1.13	1.43
- Subordinated unit (basic and diluted)	(0.42)	0.66	1.07	1.14
- Total unit (basic and diluted)	(0.39)	0.66	1.11	1.31

Weighted average number of units outstanding:
- Common units (basic and diluted)	25,056,250	20,359,783	21,985,714	13,794,526
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	34,856,250	30,159,783	31,785,714	23,594,526

Cash distributions declared per unit	0.45	0.40	1.35	1.20

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

		As at
	As at	December 31,
	September 30,	2008
	2009	(Note 1)
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	143,746	132,348
Accounts receivable, net	51,176	51,306
Net investment in direct financing leases — current	21,362	22,941
Prepaid expenses	32,775	27,129
Due from affiliate (note 10q)	13,156	10,110
Current portion of derivative instruments (note 11)	4,684	—
Other current assets	1,557	2,585

Total current assets	268,456	246,419

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $950,732 (December 31, 2008 — $836,087)	1,952,912	2,028,150

Net investment in direct financing leases	40,276	55,710
Derivative instruments (note 11)	1,368	—
Other assets	17,311	18,728
Intangible assets — net (note 5)	39,164	46,004
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,446,600	2,522,124

LIABILITIES AND TOTAL EQUITY
Current
Accounts payable	9,132	12,545
Accrued liabilities	65,766	52,984
Due to affiliate (note 10q)	37,633	8,715
Current portion of long-term debt (note 6)	77,322	125,503
Current portion of derivative instruments (note 11)	31,203	66,135
Due to joint venture partners	754	21,019

Total current liabilities	221,810	286,901

Long-term debt (including a loan due to parent of $220,000 as at September 30, 2009 — note 6)	1,694,116	1,711,711
Deferred income tax	30,449	12,648
Derivative instruments (note 11)	65,121	174,355
Other long-term liabilities	19,166	25,316

Total liabilities	2,030,662	2,210,931

Commitments and contingencies (notes 6, 11 and 13)

Total equity
Partners’ equity	204,181	117,910
Non-controlling interest	211,508	201,383
Dropdown predecessor equity	—	13,811
Accumulated other comprehensive income (loss) (note 7)	249	(21,911)

Total equity	415,938	311,193

Total liabilities and equity	2,446,600	2,522,124

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	81,237	73,815
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 11)	(83,225)	22,479
Depreciation and amortization	121,366	117,864
Amortization of in-process revenue contract	(4,857)	(7,346)
Income tax expense (recovery)	26,928	(34,821)
Foreign currency exchange loss (gain) and other — net	6,326	(3,221)
Change in non-cash working capital items related to operating activities	20,219	38,461
Expenditures for drydocking	(27,388)	(26,083)

Net operating cash flow	140,606	181,148

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	119,575	259,262
Scheduled repayments of long-term debt	(24,124)	(24,923)
Prepayments of long-term debt	(241,090)	(138,085)
Net advances to affiliate	—	(46,544)
Prepayments of joint venture partner advances	(20,775)	—
Joint venture partner advances	474	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 10p)	110,386	72,234
Purchase of Petrojarl Varg from Teekay Corporation(note 10p)	(100,000)	—
Equity contribution from joint venture partner	4,772	—
Proceeds from equity offering	109,227	216,837
Expenses from equity offering	(4,945)	(6,171)
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. (note 10k)	—	(16,661)
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 10j)	—	(94,882)
Cash distributions paid by the Partnership	(42,788)	(28,337)
Cash distributions paid by subsidiaries to non-controlling interest	(44,093)	(58,641)
Other	(1,114)	(1,538)

Net financing cash flow	(134,495)	132,551

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(11,726)	(52,990)
Purchase of 35% of Petrojarl Varg by Teekay Corporation (note 15)	—	(134,183)
Investment in direct financing lease assets	—	(537)
Direct financing lease payments received	17,013	16,956
Purchase of a 25% interest in Teekay Offshore Operating L.P. (note 10j)	—	(111,746)

Net investing cash flow	5,287	(282,500)

Increase in cash and cash equivalents	11,398	31,199
Cash and cash equivalents, beginning of the period	132,348	128,859

Cash and cash equivalents, end of the period	143,746	160,058

Supplemental cash flow disclosure (notes 10p and note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
	Owner’s						Other
	Equity	PARTNERS’ EQUITY					Comprehensive	Non-
	(Dropdown	Limited Partners				General	Income (Loss)	controlling
	Predecessor)	Common		Subordinated		Partner	(Note 7)	Interest	Total
		Units	$	Units	$	$	$	$	$
Balance as at December 31, 2008 (note 14)	13,811	20,425	246,646	9,800	(135,900)	7,164	(21,911)	201,383	311,193
Net income (note 14)	11,378		24,863		10,523	1,642		32,831	81,237
Unrealized net gain on qualifying cash flow hedging instruments (note 11)	—		—		—	—	14,045	12,061	26,106
Realized net loss on qualifying cash flow hedging instruments (note 11)	—		—		—	—	5,272	4,554	9,826

Comprehensive income									117,169

Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 10p)	110,386		—		—	—	—	—	110,386
Net liabilities of Dropdown Predecessor relating to Petrojarl Varg retained by Teekay Corporation on dropdown (note 10p)	172,174		—		—	—	2,843	—	175,017
Purchase of Petrojarl Varg from Teekay Corporation (note 10p)	(307,749)		(3,934)		(7,712)	(605)	—	—	(320,000)
Proceeds from follow-on public offering, net of offering costs (note 3)	—	7,475	102,097		—	2,185	—	—	104,282
Equity contribution from joint venture partner	—		—		—	—	—	4,772	4,772
Cash distributions	—		(27,574)		(13,230)	(1,984)	—	(44,093)	(86,881)

Balance as at September 30, 2009	—	27,900	342,098	9,800	(146,319)	8,402	249	211,508	415,938

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Summary of Significant Accounting Policies
Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008, which are included on Form 20-F filed on June 29, 2009. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.

On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its four-year contract with Talisman Energy. In June 2008, the Partnership acquired from Teekay Corporation its interest in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2008, the Partnership’s statements of income (loss) for the three and nine months ended September 30, 2009 and 2008, the Partnership’s statement of cash flows for the nine months ended September 30, 2009 and 2008, and the Partnership’s statement of changes in total equity for the nine months ended September 30, 2009, have been retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor), from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. SPT Explorer and SPT Navigator began operations on January 7, 2008 and March 28, 2008, respectively. Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008. The June 2008 acquisition resulted in increases in vessels and equipment ($75.9 million), other non-current assets ($0.5 million), goodwill ($49.2 million), deferred income tax liability ($16.5 million), owner’s equity ($134.2 million) and a decrease in non-controlling interest of $25.1 million. The acquisition was financed with debt.

For the three months and nine months ended September 30, 2009, the effect of adjusting the Partnership’s financial statements to account for these common control transfers (decreased) increased the Partnership’s net income by ($5.6) million and $11.4 million, respectively and (decreased) increased comprehensive income by ($4.8) million and $13.4 million, respectively. For the three and nine months ended September 30, 2008, the effect of adjusting the Partnership’s financial statements to account for these common control transfers increased the Partnership’s net income by $2.3 million and $4.0 million (of which $3.7 million is attributable to non-controlling interests), respectively, and increased comprehensive income by $1.7 million and $3.4 million, respectively.

Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Dropdown Predecessor were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. This cash and cash equivalents are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of companies in the Dropdown Predecessor, which were acquired by the Partnership, are reflected as increases or decreases of advances from affiliates. Any other cash transactions from these bank accounts that were directly related to the operations of the Dropdown Predecessor are reflected as increases or decreases in owner’s equity.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the vessel was used as collateral for certain credit facilities (the Varg Credit Facilities). The Petrojarl Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities. The Varg Credit Facilities were used directly to partially finance the purchase of the vessel. Interest has been allocated to the Dropdown Predecessor based on the Petrojarl Varg’s share of these facilities. In addition, Teekay Corporation used certain of its corporate facilities to finance the remaining portion of the acquisition of the Petrojarl Varg. Interest has been allocated to the Dropdown Predecessor based on the amount drawn on these facilities at the time of the acquisition and Teekay Corporation’s weighted average borrowing cost. In addition, Teekay Corporation has entered into certain interest rate swaps. The Varg’s pro-rata share of these interest rate swaps has been allocated to the Dropdown Predecessor. The pro-rata share was determined using the relative collateral fair values of the Varg Credit Facilities,

For periods prior to the Partnership’s acquisition of the Petrojarl Varg, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Petrojarl Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Petrojarl Varg had been in its own tax group and not part of the larger tax group. The income taxes attributable to the Petrojarl Varg in the Dropdown Predecessor reflect its historical tax status and do not reflect its change in tax status as a result of the Partnership’s acquisition. All net operating loss carryforwards related to the Petrojarl Varg in the Dropdown Predecessor, would be available to offset future taxable income of the Dropdown Predecessor in Norway. However, none of these loss carryforwards are available to be used by the Partnership, subsequent to its acquisition of the Petrojarl Varg. Current tax payable related to Petrojarl Varg during the Dropdown Predecessor periods, is assumed to be paid by Teekay Corporation and has been reflected as an increase in owner’s equity.

General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated to the Dropdown Predecessor based on estimated use of resources. In addition, Teekay Corporation has entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures. A portion of these foreign exchange forward contracts have been accounted for as hedges and were allocated to the Dropdown Predecessor based on the relative amount of Norwegian Kroner expenditures from the Petrojarl Varg compared to Teekay’s other operations that the contracts were entered into for.

The consolidated financial statements reflect the combined consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses, interest expense and realized and unrealized (losses) gains on non-designated derivative instruments were not identifiable as relating solely to each specific vessel. During the three and nine months ended September 30, 2009, $0.4 million and $3.5 million of general and administrative expenses, $1.7 million and $6.5 million of interest expense, and ($6.3) million and $6.8 million in realized and unrealized (losses) gains on non-designated derivative instruments were attributable to the Dropdown Predecessor, respectively. During the three and nine months ended September 30, 2008, $1.7 million and $5.2 million of general and administrative expenses, $4.1 million and $12.0 million of interest expense, and ($5.6) million and ($6.2) million in realized and unrealized losses on non-designated derivative instruments were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the general and administrative expenses, interest expense, and realized and unrealized (losses) gains on non-designated derivative instruments of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was February 16, 2010 (date filed).

Changes in Accounting Policies
(a)
In January 2009, the Partnership adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
(b)
In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.

Consolidated net income attributable to the partners would have been different in the three and nine months ended September 30, 2009 had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entity’s (Gothenburg L.L.C.) equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income (loss) attributed to non-controlling interest and to the partners and pro forma income (loss) per unit had the amendment to FASB ASC 810 not been adopted are as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
	$	$

Net (loss) income	(31,488)	81,237
Pro forma non-controlling interest in net (loss) income	(12,063)	29,887
Pro forma net (loss) income allocated to the Dropdown Predecessor	(5,551)	11,378
Pro forma net (loss) income allocated to the Partnership	(13,874)	39,972

Pro forma (loss) earnings per unit:
- Common unit (basic and diluted)	(0.39)	1.22
- Subordinated unit (basic and diluted)	(0.44)	1.16
(c)
In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

(d)
In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 11 of the notes to the consolidated financial statements.

(e)
In January 2009, the Partnership adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. See Note 14 of the notes to the consolidated financial statements.

(f)
In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.

(g)
In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments-Equity Method and Joint Ventures, which provides addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

(h)
In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires that disclosure of the fair value of financial instruments be provided on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 2).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
(i)
In April 2009, the Partnership adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009.

(j)
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Partnership adopted the ASC on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.

2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximates their carrying amounts reported in the consolidated balance sheets.

Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Due to joint venture partners and Due to parent — The fair value of the Partnership’s loans from joint venture partners and loan from parent approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy is as follows:

	Fair Value	September 30, 2009
	Hierarchy	Carrying Amount	Fair Value
	Level	Asset (Liability)	Asset (Liability)
		$	$
Cash and cash equivalents	—	143,746	143,746
Due from affiliate (note 10q)	—	13,156	13,156
Due to affiliate (note10q)	—	(37,633)	(37,633)
Long-term debt	Level 2	(1,551,438)	(1,420,266)
Loan due to parent (note 6)	—	(220,000)	(220,000)
Due to joint venture partners	—	(754)	(754)
Derivative instruments(1) (note 11)
Interest rate swap agreements(2)	Level 2	(106,912)	(106,912)
Foreign currency forward contracts	Level 2	5,965	5,965

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $10.7 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at September 30, 2009.
3.	Public Offering

On August 4, 2009, the Partnership completed a public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds of approximately $104.3 million from the equity offering to reduce amounts outstanding under one of its revolving credit facilities.

4.	Segment Reporting

The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers and floating storage and off-take (or FSO) units and FPSO units. The Partnership’s revenues are earned in international markets.

The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to a fixed-rate, time-charter contract. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following tables include results for these segments from continuing operations for the periods presented in these consolidated financial statements.

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended September 30, 2009	Segment	Segment	Segment	Segment	Total

Voyage revenues	132,794	31,409	14,781	25,525	204,509
Voyage expenses	22,481	6,610	272	—	29,363
Vessel operating expenses	31,751	6,210	6,876	10,020	54,857
Time-charter hire expense	27,772	—	—	—	27,772
Depreciation and amortization	23,670	6,208	5,470	5,633	40,981
General and administrative (1)	11,173	1,124	892	631	13,820
Restructuring charge	371	—	—	—	371

Income from vessel operations	15,576	11,257	1,271	9,241	37,345

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended September 30, 2008	Segment	Segment	Segment	Segment	Total

Voyage revenues	168,390	40,652	17,905	25,285	252,232
Voyage expenses	47,338	14,713	497	—	62,548
Vessel operating expenses	32,469	6,433	7,045	11,411	57,358
Time-charter hire expense	31,474	—	—	—	31,474
Depreciation and amortization	22,880	5,636	5,526	5,633	39,675
General and administrative (1)	9,617	2,458	804	1,658	14,537

Income from vessel operations	24,612	11,412	4,033	6,583	46,640

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Nine Months ended September 30, 2009	Segment	Segment	Segment	Segment	Total

Voyage revenues	396,721	92,738	45,970	73,031	608,460
Voyage expenses	56,651	19,034	720	—	76,405
Vessel operating expenses	106,010	17,542	18,955	29,112	171,619
Time-charter hire expense	89,061	—	—	—	89,061
Depreciation and amortization	70,010	18,166	16,291	16,899	121,366
General and administrative (1)	32,269	3,841	2,352	3,678	42,140
Restructuring charge	4,053	—	—	—	4,053

Income from vessel operations	38,667	34,155	7,652	23,342	103,816

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Nine Months ended September 30, 2008	Segment	Segment	Segment	Segment	Total

Voyage revenues	488,715	114,248	53,400	72,053	728,416
Voyage expenses	131,533	40,976	1,227	—	173,736
Vessel operating expenses	94,365	18,544	20,737	32,352	165,998
Time-charter hire expense	97,382	—	—	—	97,382
Depreciation and amortization	68,599	16,612	18,190	14,463	117,864
General and administrative (1)	35,106	6,531	2,846	5,157	49,640

Income from vessel operations	61,730	31,585	10,400	20,081	123,796

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30,	December 31,
	2009	2008
	$	$
Shuttle tanker segment	1,538,095	1,584,473
Conventional tanker segment	324,892	332,705
FSO segment	105,746	116,789
FPSO segment	317,549	341,172
Unallocated:
Cash and cash equivalents	143,746	132,348
Other assets	16,572	14,637

Consolidated total assets	2,446,600	2,522,124

5.	Intangible Assets
As at September 30, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment	124,250	(85,753)	38,497
Time-charter contracts	353	(76)	277
Other intangible assets	390	—	390

	124,993	(85,829)	39,164

As at December 31, 2008, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment	124,250	(78,960)	45,290
Time-charter contracts	353	(29)	324
Other intangible assets	390	—	390

	124,993	(78,989)	46,004

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2009 was $2.3 million and $6.9 million, respectively (2008 — $2.5 million and $7.5 million, respectively), included in depreciation and amortization on the consolidated statements of income (loss). Amortization of intangible assets for the next five years subsequent to September 30, 2009 is expected to be $2.3 million (remainder of 2009), $8.1 million (2010), $7.1 million (2011), $6.1 million (2012), and $5.1 million (2013).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
6.	Long-Term Debt

	September 30,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,276,008	1,314,264
U.S. Dollar-denominated Term Loan Due to Parent	220,000	—
U.S. Dollar-denominated Debt allocated from Parent	—	270,778
U.S. Dollar-denominated Term Loans due through 2017	275,430	252,172

	1,771,438	1,837,214
Less current portion	77,322	125,503

Total	1,694,116	1,711,711

As at September 30, 2009, the Partnership had seven long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.39 billion, of which $115.0 million was undrawn. The total amount available under the revolving credit facilities reduces by $60.1 million (remainder of 2009), $132.8 million (2010), $140.0 million (2011), $147.6 million (2012), $169.6 million (2013) and $740.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 33 of the Partnership’s vessels, together with other related security.

The Partnership has a U.S. Dollar-denominated term loan outstanding to Teekay Corporation, which, as at September 30, 2009, totaled $220 million. The senior tranche is a $160 million secured loan with a maximum term of fifteen months bearing interest based on LIBOR plus a margin of 3.25%. The junior tranche is a $60 million unsecured subordinated debt facility bearing interest at a fixed rate of 10.00%. The junior tranche matures at the earlier of the date the Partnership receives sufficient net proceeds from an equity offering to repay this tranche, and a term of five years. In November 2009 the senior tranche was repaid subsequent to the Partnership entering into a $260 million revolving credit facility relating to its FPSO, the Petrojarl Varg. (See Note 16).

As at December 31, 2008, the Dropdown Predecessor had $270.8 million of long-term debt, which was allocated from corporate revolving credit facilities of Teekay Corporation. (See Note 1). This long-term debt, which was allocated from Teekay Corporation, was retained by Teekay Corporation on the acquisition of the Petrojarl Varg on September 10, 2009. (See Note 10p).

As at September 30, 2009, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $275.4 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2009, the Partnership had guaranteed $88.6 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $186.8 million.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At September 30, 2009, the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable long-term debt as at September 30, 2009 was 1.7%. This rate does not include the effect of the Partnership’s interest rate swaps (Note 11).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2009 are $10.8 million (remainder of 2009), $293.2 million (2010), $183.8 million (2011), $160.7 million (2012), $169.0 million (2013), and $953.9 million (thereafter).

7.	Accumulated Other Comprehensive Income (Loss)
As at September 30, 2009 and December 31, 2008, the Partnership’s accumulated other comprehensive income (loss) consisted of the following components:

	September 30,	December 31,
	2009	2008
	$	$
Unrealized gain (loss) on derivative instruments	249	(18,843)
Pension adjustments	—	(3,068)

	249	(21,911)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
8.	Restructuring Charge

During the nine months ended September 30, 2009, the Partnership commenced the reflagging of seven of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. Under this plan, the Partnership expects to record and pay restructuring charges consisting primarily of one-time termination benefits of approximately $4.7 million during 2009. During the three and nine months ended September 30, 2009, the Partnership incurred $0.4 million and $4.1 million of restructuring costs, respectively.

9.	Other Income — net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Volatile organic compound emissions plant lease income	1,662	2,677	5,428	7,642
Miscellaneous	406	390	1,627	1,794

Other income — net	2,068	3,067	7,055	9,436

10.	Related Party Transactions and Balances
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these charter contracts, OPCO earned voyage revenues of $28.9 million and $85.3 million, respectively, during the three and nine months ended September 30, 2009, compared to $38.3 million and $108.0 million, respectively, for the same periods last year.

b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.1 million and $9.3 million, respectively, during the three and nine months ended September 30, 2009, compared to $3.3 million and $11.6 million, respectively, for the same periods last year.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $2.8 million and $8.4 million, respectively, during both the three and nine months ended September 30, 2009, and 2008.

d.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.7 million and $2.3 million, respectively, during the three and nine months ended September 30, 2009, compared to $0.8 million and $2.4 million, respectively, for the same periods last year.

e.
Eight of OPCO’S Aframax conventional oil tankers, two FSO units and the FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $1.0 million and $2.5 million, respectively, during the three and nine months ended September 30, 2009, compared to $1.0 million and $3.0 million, respectively, for the same periods last year. During the three months ended September 30, 2009 and 2008, $0.4 million and $1.7 million, respectively, of general and administrative expenses attributable to the operations of vessels the Partnership acquired from Teekay Corporation were incurred by Teekay Corporation, but also allocated to the Partnership as part of the results of the Dropdown Predecessor. During the nine months ended September 30, 2009 and 2008, $3.5 million and $5.2 million, respectively, of general and administrative expenses attributable to the operations of vessels the Partnership acquired from Teekay Corporation were incurred by Teekay Corporation, but also allocated to the Partnership as part of the results of the Dropdown Predecessor (see Note 1).

f.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the Partnership’s initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these services agreements, the Partnership incurred $10.1 million and $29.6 million, respectively, of these costs during the three and nine months ended September 30, 2009, compared to $10.7 million and $36.7 million, respectively, for the same periods last year.

g.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.3 million and $0.5 million, respectively, of these costs during the three and nine months ended September 30, 2009, compared to $0.1 million and $0.4 million, respectively, for the same periods last year.

h.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
i.
In March 2008, Teekay Corporation agreed to reimburse the Partnership for repair costs relating to one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed $0.2 million and $0.6 million, respectively, of these costs during the three and nine months ended September 30, 2008.

j.
On June 18, 2008, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from a follow-on public offering and a concurrent private placement to Teekay Corporation of common units. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $93.8 million.

k.
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $89.3 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which Teekay Corporation owns a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $2.5 million and $7.4 million, respectively, for the three and nine months ended September 30, 2009 compared to $2.5 million and $6.2 million, for the same periods last year, respectively (including voyage revenues earned by the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).

l.
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

m.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
n.
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million during the nine months ended September 30, 2009.

o.
Two of OPCO’s in-chartered shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $6.4 million and $11.3 million for the three and nine months ended September 30, 2008.

p.
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its four-year fixed rate contract with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation is comprised of two tranches. The senior tranche is a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25%. (This senior tranche was repaid in November 2009 — see Note 16). The junior tranche of the vendor financing is a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. For both the three and nine months ended September 30, 2009, the Partnership incurred interest expense of $0.6 million in relation to the $220 million vendor financing from Teekay Corporation. (See Notes 1 and 6).

On the dropdown, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net assets (net liabilities) retained by Teekay Corporation totalled $(175.0) million and are accounted for as a non-cash equity contribution from Teekay Corporation.

Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $110.4 million for the period from January 1, 2009 to September 9, 2009 and $72.2 million for the nine months ended September 30, 2008.

q.
At September 30, 2009, due from affiliates totaled $13.2 million (December 31, 2008 - $10.1 million) and due to affiliates totaled $37.6 million (December 31, 2008 — $8.7 million). Due to and from affiliate are non-interest bearing and unsecured.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
11.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the expense.

During the three and nine months ended September 30, 2009 and 2008, the Partnership recognized the following realized and unrealized gains (losses) relating to foreign currency forward contracts that are designated as cash flow hedges for accounting purposes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Gains (losses) recognized in:
Vessel operating expenses	(782)	1,405	(7,416)	1,734
General and administrative	397	772	701	632
Foreign currency exchange loss	—	—	—	8
Accumulated other comprehensive income (loss)	14,167	(19,000)	26,106	(15,600)
Losses reclassified from:
Accumulated other comprehensive income	1,688	2,023	9,826	1,214

As at September 30, 2009, the Partnership’s accumulated other comprehensive income included $0.2 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2009, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.2 million of net gains on foreign currency forward contracts from accumulated other comprehensive gain to earnings during the next 12 months.

Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income (loss). During the three and nine months ended September 30, 2009, the Partnership recognized net realized and unrealized gains on foreign currency forward contracts of $0.4 million and $0.8 million, respectively. During the three and nine months ended September 30, 2008, the Partnership recognized net realized and unrealized losses on foreign currency forward contracts of ($4.2) million and ($1.9) million, respectively. Realized and unrealized gains (losses) of ($1.2) million and ($0.6) million, respectively, relating to foreign currency forwards contracts for the three and nine months ended September 30, 2008 were reclassified from general and administrative expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes. Realized and unrealized (losses) of ($1.5) million and ($1.2) million, respectively, relating to foreign currency forwards contracts for the three and nine months ended September 30, 2008 were reclassified from vessel operating expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes.

As at September 30, 2009, the Partnership was committed to the following foreign currency forward contracts:

		Fair Value / Carrying
	Contract Amount	Amount of Liability		Average
	in	(thousands of U.S. Dollars)		Forward	Expected Maturity
	Foreign Currency	Hedge	Non-hedge	Rate(1)	2009	2010	2011
	(thousands)				(in thousands of U.S. Dollars)
Norwegian Kroner	801,469	$2,711	$2,423	6.05	$26,707	$96,068	$9,644
Australian Dollar	316	—	—	1.13	279	—	—
British Pound	104	(31)	—	0.53	97	99	—
Euro	12,200	882	(20)	0.72	4,737	12,254	—
Singaporean Dollar	2,200	—	—	1.41	1,560	—	—

		$3,562	$2,403		$33,380	$108,421	$9,644

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. Realized and unrealized gains (losses) relating to the Partnership’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income. During the three and nine months ended September 30, 2009, the Partnership recognized net realized and unrealized (losses) gains of ($37.7) million and $36.9 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2008, the Partnership recognized net realized and unrealized losses of ($21.9) million and ($31.1) million, respectively, relating to its interest rate swaps. The realized and unrealized losses of ($17.8) million and ($24.9) million, respectively relating to interest rate swaps for the three and nine months ended September 30, 2008 were reclassified from interest expense to realized and unrealized gain on non-designated derivatives for comparative purposes.

As at September 30, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair value /		Fixed
	Interest		Carrying	Weighted-Average	Interest
	Rate	Principal	Amount of	Remaining Term	Rate
	Index	Amount	Liability(3)	(Years)	(%)(1)
		$	$
U.S. Dollar-denominated interest rate swaps	LIBOR	735,000	53,641	6.2	4.8
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	722,536	53,271	7.3	3.7

		1,457,536	106,912

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2009 ranged from 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $10.7 million of accrued interest which is recorded in accrued liabilities on the balance sheet.

The Partnership is potentially exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

12.	Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Current	(4,079)	—	(4,201)	—
Deferred	(16,155)	34,129	(22,727)	34,821

Income tax (expense) recovery	(20,234)	34,129	(26,928)	34,821

13.	Commitments and Contingencies

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

14.	Partners’ Equity and Net Income Per Unit
At September 30, 2009, of the Partnership’s total limited partner units outstanding, 60.74% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Limited Partners’ Rights

Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

Subordinated Units

All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

The subordination period will extend until the first day of any quarter beginning after December 31, 2009. Thereafter the subordination period will terminate automatically and the subordinated units will convert into common units on a one-for-one basis if certain tests are met.

For the purposes of the net income per unit calculation as defined below, during the quarters ended September 30, 2009 and September 30, 2008, the cash distribution exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income per unit calculation as defined below.

Incentive Distribution Rights

The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%

During the quarters ended September 30, 2009 and 2008, the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).

The General Partner’s interest in net income (loss) is calculated as if all net income (loss) for the period was distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The calculations of the basic and diluted earnings per unit are presented below.

	Three Months ended		Nine Months ended
	September		September
	2009	2008	2009	2008
	$	$	$	$
Net (loss) income	(31,488)	41,956	81,237	73,815
Net (loss) income attributable to non-controlling interest	(12,560)	19,048	32,831	41,810
Net (loss) income attributable to Dropdown Predecessor	(5,551)	2,283	11,378	237
Net (loss) income attributable to the Partnership	(13,377)	20,625	37,028	31,768
Net (loss) income attributable to:
Common unit holders	(9,313)	13,467	24,863	19,717
Subordinated unit holders	(4,143)	6,468	10,523	11,138
General partner interest	79	690	1,642	913
Weighted average units outstanding (basic and diluted)
Common unit holders	25,056,250	20,359,783	21,985,714	13,794,526
Subordinated unit holders	9,800,000	9,800,000	9,800,000	9,800,000
Net income per unit (basic and diluted)
Common unit holders	(0.37)	0.66	1.13	1.43
Subordinated unit holders	(0.42)	0.66	1.07	1.14
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
15.	Supplemental Cash Flow Information

The Partnership’s consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. If Teekay Corporation financed the construction or purchase of the vessel prior to the Dropdown Predecessor being included in the results of the Partnership, the expenditures for the vessel by Teekay Corporation have been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. The non-cash investing activities related to the Dropdown Predecessor were $89.4 million for expenditures for vessels and equipment in the nine months ended September 30, 2008. For non-cash changes related to the Petrojarl Varg Dropdown Predecessor, see Note 10p.

16.	Subsequent Events

In November 2009, the Partnership entered into a $260 million revolving credit facility secured by its FPSO, the Petrojarl Varg, and bearing interest based on LIBOR plus a margin of 3.25%. The revolving credit facility reduces over time, on a quarterly basis, and matures in 2013. A portion of this facility was used to repay the $160 million tranche of the $220 million vendor financing obtained from Teekay Corporation at the time of the acquisition of the Petrojarl Varg.

17.	Recent Accounting Pronouncements

In June 2009, FASB issued Statement of Financial Accounting Standards (or SFAS) No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 167 will remain authoritative until such time that it is integrated into the Codification.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 166 will remain authoritative until such time that it is integrated into the Codification.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment will be effective for the Partnership on October 1, 2009. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2010. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION

ITEM 2	—	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.
SIGNIFICANT DEVELOPMENTS
On August 4, 2009, we completed a public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). We used the total net proceeds from the offering to reduce amounts outstanding under one of our revolving credit facilities.
On September 10, 2009, Teekay Offshore Partners directly acquired from Teekay Corporation an FPSO unit, the Petrojarl Varg, for a purchase price of $320 million. The Petrojarl Varg has operations and fixed rate charter contracts with Talisman Energy Norge AS (or Talisman Energy). FPSO units receive and process oil offshore, in addition to providing storage and offloading capabilities. The purchase was initially financed through $220 million of vendor financing by Teekay Corporation, with the remainder financed from existing debt facilities.
In November 2009, we repaid $160 million of the Teekay Corporation vendor financing when we entered into a new $260 million revolving credit facility with a syndicate of banks. The new $260 million revolving credit facility is primarily secured by the Petrojarl Varg and an assignment of earnings from its contracts with Talisman Energy. With the completion of the $260 million revolving credit facility, our liquidity increased by approximately $100 million. The remaining $60 million of the Teekay Corporation vendor financing consists of an unsecured subordinated debt facility with a maximum term of five years, and interest of 10% per annum.
The Petrojarl Varg operates on the Varg oil field in the North Sea, where it has been operating for over ten years. The operations and charter contracts with Talisman Energy terminate on June 30, 2013, and Talisman Energy has three options to extend the contracts for three years per option (up to an additional nine years total). Under the operations contract, we are responsible for the daily operation of the Varg oil field, including oil production and discharge, gas and water injection, and controlling and disposing of any pollutant or waste material that is discharged from the FPSO. We are also responsible for maintaining the Petrojarl Varg and its machinery and equipment, including repairing and replacing equipment as needed, and complying with environmental laws related to the Petrojarl Varg’s operations.
The contracts are comprised of a daily base fixed rate and an additional daily payment based on certain incentive arrangements. The fixed rate is paid partially in U.S. dollars and partially in Norwegian Kroner. The Norwegian Kroner amount will be adjusted annually to correspond to increases in crew wages and other operating costs. The incentive arrangement, paid in U.S. dollars, is based on the operational performance of the FPSO, including meeting oil production targets and water injection utilization goals, and eliminating the flaring of gas by-products. There is potential for additional incentive payments if nearby oil fields become operational and are serviced by the Petrojarl Varg. Generally, we are not reimbursed for any costs or expenses associated with, or the maintenance or repair of, the Petrojarl Varg.
Before June 30, 2013, Talisman Energy has the option to terminate the contracts with twelve months written notice if the operating costs of Petrojarl Varg exceed the revenues from its oil production in any month. If Talisman Energy does not exercise its three-year options to extend the contracts, then either party may terminate with 12 months notice. In addition, Talisman Energy has the option to suspend our performance under the contracts. During a period of suspension, Talisman Energy must cover certain of our expenses. If work is not resumed after 180 days, then Talisman must make payments to us under the contracts as if they had not been suspended and terminated. Either party may suspend operations under the contracts during the period of a force majeure event. In this case, Talisman Energy may pay us a reduced fee during the period of the event.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.

The omnibus agreement also obligated Teekay Corporation to offer to us prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We have agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units of Teekay Petrojarl would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to us.
In addition, Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $480 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in these vessels within 365 days of their delivery, provided the vessels are servicing long-term time charter contracts or contracts of affreightment, in excess of three years in length.
We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 — “Financial Statements: Note 4 — Segment Reporting”.
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired the Petrojarl Varg FPSO unit, together with its four-year fixed-rate contract. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of the acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income for the three and nine months ended September 30, 2009 and 2008 reflect the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation. These vessels began operations on January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term, however this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements can also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases — this focus and associated actions will continue into 2010.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Beginning in 2009, payments under the service agreements have been adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income (loss) as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. During 2009, eleven of our vessels completed their scheduled drydockings. Five of the vessels completed their drydocking in the third quarter of 2009. Two additional vessels completed their drydockings during the fourth quarter of 2009. From time to time, unscheduled drydockings may cause fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment.
Shuttle Tanker Segment
As at September 30, 2009, our shuttle tanker fleet consisted of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, 25 were owned by OPCO (including 5 through 50% owned subsidiaries), 9 were chartered-in by OPCO and 2 were owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. Spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	132,794	168,390	(21.1)
Voyage expenses	22,481	47,338	(52.5)

Net voyage revenues	110,313	121,052	(8.9)
Vessel operating expenses	31,751	32,469	(2.2)
Time-charter hire expense	27,772	31,474	(11.8)
Depreciation and amortization	23,670	22,880	3.5
General and administrative (1)	11,173	9,617	16.2
Restructuring costs	371	—	100.0

Income from vessel operations	15,576	24,612	(36.7)

Calendar-Ship-Days
Owned Vessels	2,484	2,484	—
Chartered-in Vessels	763	846	(9.8)

Total	3,247	3,330	(2.5)

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	396,721	488,715	(18.8)
Voyage expenses	56,651	131,533	(56.9)

Net voyage revenues	340,070	357,182	(4.8)
Vessel operating expenses	106,010	94,365	12.3
Time-charter hire expense	89,061	97,382	(8.5)
Depreciation and amortization	70,010	68,599	2.1
General and administrative (1)	32,269	35,106	(8.1)
Restructuring costs	4,053	—	100.0

Income from vessel operations	38,667	61,730	(37.4)

Calendar-Ship-Days
Owned Vessels	7,371	7,314	0.8
Chartered-in Vessels	2,497	2,696	(7.4)

Total	9,868	10,010	(1.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of our owned shuttle tanker fleet for the nine months ended September 30, 2009 increased slightly compared to the same period last year, primarily due to the purchase of a previously in-chartered shuttle tanker, which was delivered to us in late March 2008 (or the 2008 Shuttle Tanker Acquisition).
Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2009, respectively, from the same periods last year. The decreases were primarily due to:
•
decreases of $14.3 million and $40.7 million, respectively, for the three and nine months ended September 30, 2009, due to fewer revenue days from shuttle tankers servicing contracts of affreightment and from trading in the conventional spot market, as well as lower spot rates achieved in the conventional spot market, compared to the same periods last year; and

•
a decrease of $1.8 million for both the three and nine months ended September 30, 2009, due to a decrease in the recovery of certain Norwegian environmental taxes from our customers in the Heidrun oil field during the three months ended September 30, 2009 as compared to the same period last year;

partially offset by
•	increases of $3.4 million and $7.8 million, respectively, for the three and nine months ended September 30, 2009, due to rate increases on certain contracts of affreightment;
•
increases of $1.4 million and $6.7 million, respectively, for the three and nine months ended September 30, 2009, due to a decrease in the number of offhire days resulting from scheduled drydockings and unexpected repairs compared to the same periods last year;

•	an increase of $6.3 million for the nine months ended September 30, 2009, due to a new time-charter agreement which began in December 2008; and
•
increases of $0.5 million and $2.8 million for the three and nine months ended September 30, 2009, respectively, due to a decline in bunker prices during the nine months ended September 30, 2009 compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased slightly for the three months ended September 30, 2009, from the same period last year, primarily due to:
•	a decrease of $1.7 million for the three months ended September 30, 2009, relating to repairs and maintenance performed for certain vessels compared to the same period last year; and
•	a decrease of $1.1 million for the three months ended September 30, 2009, due to a decrease in service costs;
partially offset by
•	a net increase of $2.1 million for the three months ended September 30, 2009, from realized and unrealized losses on our designated foreign currency forward contracts.
Vessel Operating Expenses. Vessel operating expenses increased for the nine months ended September 30, 2009, from the same period last year, primarily due to:
•	a net increase of $8.6 million for the nine months ended September 30, 2009, from realized and unrealized losses on our designated foreign currency forward contracts;
•	an increase $3.4 million for the nine months ended September 30, 2009, due to the 2008 Shuttle Tanker Acquisition and an additional bareboat chartered-in vessel beginning in December 2008; and
•	an increase of $2.9 million the nine months ended September 30, 2009, due to an increase in service costs from the rising cost of commodities as well as the scope of service activities performed;
partially offset by
•	a decrease of $4.1 million for the nine months ended September 30, 2009, relating to repairs and maintenance performed for certain vessels, compared to the same period last year.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2009, respectively, from the same periods last year, primarily due to a net decrease in the in-chartered fleet.
Depreciation and Amortization Expense. Depreciation and amortization expense increased slightly for the three and nine months ended September 30, 2009, respectively, from the same periods last year, primarily due to an increase in capital upgrades and capitalized drydocking costs.
Restructuring Charges. Restructuring charges were $0.4 million and $4.1 million, respectively, for the three and nine months ended September 30, 2009, resulting from the commencement of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we expect to record and pay restructuring charges of approximately $4.7 million in total during 2009. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50%-owned joint venture.

The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	31,409	40,652	(22.7)
Voyage expenses	6,610	14,713	(55.1)

Net voyage revenues	24,799	25,939	(4.4)
Vessel operating expenses	6,210	6,433	(3.5)
Depreciation and amortization	6,208	5,636	10.1
General and administrative (1)	1,124	2,458	(54.3)

Income from vessel operations	11,257	11,412	(1.4)

Calendar-Ship-Days
Owned Vessels	1,012	1,012	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	92,738	114,248	(18.8)
Voyage expenses	19,034	40,976	(53.5)

Net voyage revenues	73,704	73,272	0.6
Vessel operating expenses	17,542	18,544	(5.4)
Depreciation and amortization	18,166	16,612	9.4
General and administrative (1)	3,841	6,531	(41.2)

Income from vessel operations	34,155	31,585	8.1

Calendar-Ship-Days
Owned Vessels	3,003	2,919	2.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The average size of the conventional crude oil tanker fleet for the three months ended September 30, 2009 was consistent with the same period last year. The average size of the conventional crude oil tanker fleet increased for the nine months ended September 30, 2009 compared to the same period last year, primarily due the acquisition of the Aframax tankers, the SPT Explorer and SPT Navigator, which began operations on January 7, 2008 and March 28, 2008, respectively (collectively, the 2008 Conventional Tanker Acquisitions), and which we acquired from Teekay Corporation in June 2008. (However, as a result of the inclusion of the Dropdown Predecessor, the SPT Explorer and the SPT Navigator have been included for accounting purposes in our results as if they were acquired on January 7, 2008 and March 28, 2008, respectively, when they completed construction and began operations as conventional tankers for Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above).
Net Voyage Revenues. Net voyage revenues decreased for the three months ended September 30, 2009, from the same period last year. This decrease was primarily due to:
•	a decrease of $2.7 million in net bunker revenues due to a general decrease in bunker index prices during the three months ended September 30, 2009 compared to the same period last year;
partially offset by
•	an increase of $0.6 million due to fewer scheduled drydockings compared to the same period last year; and
•	an increase of $0.7 million due to an increase in the daily hire rates for all nine time-charter contracts with Teekay Corporation compared to the same period last year.
Net Voyage Revenues. Net voyage revenues increased for the nine months ended September 30, 2009, from the same period last year. This increase was primarily due to:
•	an increase of $2.1 million due to an increase in the daily hire rates for all nine time-charter contracts with Teekay Corporation compared to the same period last year;
•	an increase of $1.4 million due to the 2008 Conventional Tanker Acquisitions; and
•	an increase of $1.2 million due to fewer scheduled drydockings compared to the same period last year;
partially offset by
•	a decrease of $3.8 million in net bunker revenues due to a general decrease in bunker index prices during the nine months ended September 30, 2009 compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2009, from the same period last year. This decrease was primarily due to:
•
a decrease of $0.1 million and $0.6 million, respectively, for the three and nine months ended September 30, 2009, due to an decrease in the consumption and use of consumables, lube oil, and freight; and

•	a decrease of $0.3 million in crew and manning costs for the nine months ended September 30, 2009; and
•	a decrease of $0.1 million in insurance costs for the three months ended September 30, 2009.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2009 from the same period last year, primarily due to:
•	an increase of $0.5 million and $1.0 million, respectively, for the three and nine months ending September 30, 2009, resulting from an increase in the amortization of drydocking costs; and
•	an increase of $0.4 million for the nine months ending September 30, 2009 resulting from the 2008 Conventional Tanker Acquisitions.
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our voyage revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of voyage revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our voyage revenues and a decrease in vessel operating expenses.
The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	14,781	17,905	(17.4)
Voyage expenses	272	497	(45.3)

Net voyage revenues	14,509	17,408	(16.7)
Vessel operating expenses	6,876	7,045	(2.4)
Depreciation and amortization	5,470	5,526	(1.0)
General and administrative (1)	892	804	10.9

Income from vessel operations	1,271	4,033	(68.5)

Calendar-Ship-Days
Owned Vessels	460	460	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	45,970	53,400	(13.9)
Voyage expenses	720	1,227	(41.3)

Net voyage revenues	45,250	52,173	(13.3)
Vessel operating expenses	18,955	20,737	(8.6)
Depreciation and amortization	16,291	18,190	(10.4)
General and administrative (1)	2,352	2,846	(17.4)

Income from vessel operations	7,652	10,400	(26.4)

Calendar-Ship-Days
Owned Vessels	1,365	1,370	(0.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2009, from the same periods last year, respectively, primarily due to:
•
a decrease of $3.1 million for the three and nine months ended September 30, 2009, compared to the same periods last year, due to the scheduled drydocking of one vessel during the three months ended September 30, 2009; and

•
a decrease of $4.4 million for the nine months ended September 30, 2009, due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the nine months ended September 30, 2009, from the same period last year, primarily due to a decrease in crew and manning costs as a result of the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar, and the scheduled drydocking of one vessel during the three months ended September 30, 2009.
FPSO Segment
Our FPSO fleet began as a result of our acquisition of the Petrojarl Varg and consists of this one owned vessel that operates under a fixed-rate time charter. We use the FPSO unit to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	25,525	25,285	0.9
Vessel operating expenses	10,020	11,411	(12.2)
Depreciation and amortization	5,633	5,633	—
General and administrative (1)	631	1,658	(61.9)

Income from vessel operations	9,241	6,583	40.4

Calendar-Ship-Days
Owned Vessel	92	92	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	73,031	72,053	1.4
Vessel operating expenses	29,112	32,352	(10.0)
Depreciation and amortization	16,899	14,463	16.8
General and administrative (1)	3,678	5,157	(28.7)

Income from vessel operations	23,342	20,081	16.2

Calendar-Ship-Days
Owned Vessels	273	274	(0.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The FPSO unit, the Petrojarl Varg, was acquired from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above).
Voyage Revenues. Voyage revenues increased for the three and nine months ended September 30, 2009, from the same periods last year, respectively, primarily due to:
•
increases of $1.5 million and $3.0 million, respectively, for the three and nine months ended September 30, 2009, as the Petrojarl Varg commenced a new four-year fixed-rate contract extension with Talisman Energy beginning in the third quarter of 2009;

partially offset by
•
decreases of $1.3 million and $2.0 million, respectively, for the three and nine months ended September 30, 2009, as a result of decreases in miscellaneous service revenues as compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2009, from the same periods last year, respectively, primarily due to:
•
a decrease of $1.4 million and $6.6 million, respectively, for the three and nine months ended September 30, 2009 due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year; and

•	a decrease of $1.7 million for the nine months ended September 30, 2009, due to a decrease in service costs;

partially offset by
•	an increase of $5.0 million for the nine months ended September 30, 2009, resulting from an increase in salaries for crew and officers, primarily due to general wage escalations.
Depreciation and Amortization. Depreciation and amortization expense increased for the nine months ended September 30, 2009, from the same period last year, as a result of Teekay Corporation’s acquisition of the remaining 35% interest in the Petrojarl Varg on June 30, 2008.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $13.8 million and $42.1 million for the three and nine months ended September 30, 2009, respectively, from $14.5 million and $49.6 million, respectively, for the same periods last year, primarily due to a decrease in management fees payable to a subsidiary of Teekay Corporation for services rendered to us. The decrease is primarily due to a reduction in the Teekay Corporation’s general and administrative costs, which are allocated to us through the management fee.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $9.1 million and $33.5 million, respectively, for the three and nine months ended September 30, 2009, from $18.8 million and $63.7 million, respectively, for the same periods last year, primarily due to:
•	decreases of $7.7 million and $20.2 million, respectively, due to a decline in interest rates during the three and nine months ended September 30, 2009, compared to the same periods last year;
•	decreases of $0.7 million and $6.2 million, respectively, for the three and nine months ended September 30, 2009, related to scheduled repayments and prepayments of debt during 2008 and 2009; and
•
decreases of $1.7 million and $4.9 million, respectively, for the three and nine months ended September 30, 2009, from the financing of the Petrojarl Varg (including the Dropdown Predecessor) mainly due to a decrease in interest rates.

Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($37.3) million and $37.7 million, respectively, for the three and nine months ended September 30, 2009, compared to ($26.1) million and ($33.0) million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended, September 30		Nine Months Ended, September 30
(in thousands of U.S. Dollars)	2009	2008	2009	2008

Realized (losses) gains
Interest rate swaps	(12,743)	(8,048)	(34,621)	(13,752)
Foreign currency forward contracts	(93)	730	(4,071)	2,415

	(12,836)	(7,318)	(38,692)	(11,337)

Unrealized (losses) gains
Interest rate swaps	(24,942)	(13,830)	71,538	(17,326)
Foreign currency forward contracts	476	(4,972)	4,870	(4,356)

	(24,466)	(18,802)	76,408	(21,682)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(37,302)	(26,120)	37,716	(33,019)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($4.4) million and ($8.0) million, respectively, for the three and nine months ended September 30, 2009, compared to $2.2 million and ($0.8) million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax (Expense) Recovery. Income tax (expense) recovery was ($20.2) million and ($26.9) million for the three and nine months ended September 30, 2009, compared to $34.1 million and $34.8 million, respectively, for the same periods last year. The increases to income tax expense of $54.3 million and $61.7 million, respectively, for the three and nine months ended September 30, 2009, were primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains and operational income for tax purposes for the three and nine months ended September 30, 2009.
Other Income. Other income was $2.1 million and $7.1 million, respectively, for the three and nine months ended September 30, 2009, compared to $3.1 million and $9.4 million, respectively, for the same periods last year, and was primarily comprised of leasing income from our volatile organic compound emissions equipment.
Net (Loss) Income. As a result of the foregoing factors, our net loss was to ($31.5) million for the three months ended September 30, 2009, compared to net income of $42.0 million for the same period last year, and net income increased to $81.2 million for the nine months ended September 30, 2009, from $73.8 million for the same period last year.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2009, our total cash and cash equivalents were $143.7 million, compared to $131.5 million at December 31, 2008. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $258.7 million as at September 30, 2009, compared to $274.2 million as at December 31, 2008. The 2008 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The decrease in liquidity was primarily the result of reductions in the amounts available under our revolving credit facilities.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash (less applicable cash reserves), we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	140,606	181,148
Net cash flow from financing activities	(134,495)	132,551
Net cash flow from investing activities	5,287	(282,500)
Operating Cash Flows. Net cash flow from operating activities decreased to $140.6 million for the nine months ended September 30, 2009, from $181.1 million for the same period in 2008, primarily due to a decrease in net voyage revenues and a net decrease in changes to non-cash working capital items. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings may vary from year to year.
Financing Cash Flows. During the nine months ended September 30, 2009, scheduled debt repayments and prepayments on debt totaled $265.2 million. Net proceeds from long-term debt of $119.6 million was used primarily towards the purchase of the Petrojarl Varg from Teekay Corporation, and the $20.8 million prepayment of joint venture partner advances.
On August 4, 2009, we completed a public offering of 7.475 million common units (including an additional 975,000 common units acquired by the underwriters). The total net proceeds from the offering (including the general partner’s total contribution of $2.2 million) were approximately $104.3 million. The net proceeds were used towards prepayment of our revolving credit facilities.
During the nine months ended September 30, 2008, scheduled debt repayments and prepayments on debt totaled $163.0 million. Net proceeds from long-term debt of $259.3 million were used to finance our acquisition of the SPT Explorer, the SPT Navigator and the Navion Oslo, which is explained in more detail below, to partially fund debt prepayments, and were used by the Dropdown Predecessor to finance the acquisition of the 35% interest in the Petrojarl Varg. The excess of the purchase price over the contributed basis of the SPT Explorer and the SPT Navigator was $16.7 million and is reflected as a financing cash flow.
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to us. As a result, we raised gross equity proceeds of $216.8 million (including our general partner’s proportionate 2% capital contribution). The net proceeds were used to fund the purchase of an additional 25% interest in OPCO. The excess of the purchase price over the contributed basis of a 25% additional interest in OPCO was $94.9 million and is reflected as a distribution to Teekay Corporation as a financing cash flow.
Cash distributions paid by our subsidiaries to non-controlling interest during the nine months ended September 30, 2009 and 2008 totaled $44.1 million and $58.6 million, respectively. Cash distributions paid by us to our unitholders and general partner during the nine months ended September 30, 2009 and 2008 totaled $42.8 million and $28.3 million, respectively. Subsequent to September 30, 2009, cash distributions for the three months ended September 30, 2009 were declared and paid during the fourth quarter of 2009 and totaled $17.7 million.

Investing Cash Flows. During the nine months ended September 30, 2009, net cash flow from investing activities was $5.3 million, primarily relating to scheduled lease payments received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for vessels and equipment, primarily relating to vessel upgrade costs.
During the nine months ended September 30, 2008, net cash used by investing activities related primarily to the $134.2 million acquisition of 35% of the Petrojarl Varg by Teekay Corporation and our $111.7 million acquisition from Teekay Corporation of an additional 25% interest in OPCO. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and was accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. During the nine months ended September 30, 2008, we incurred $53.0 million of expenditures for vessels and equipment, primarily relating to the acquisition of a shuttle tanker, the Navion Oslo. During both the nine months ended September 30, 2009 and 2008, we received $17.0 million in scheduled repayments from the leasing of our volatile organic compound emissions equipment.
Credit Facilities
As at September 30, 2009, our total debt was $1.77 billion, compared to $1.84 billion as at December 31, 2008. As at September 30, 2009, we had seven revolving credit facilities available, which, as at such date, provided for borrowings of up to $1.39 billion, of which $115.0 million was undrawn. As at September 30, 2009, our six 50%-owned subsidiaries each had an outstanding term loan, which, in aggregate, totaled $275.4 million. The term loans for these 50%-owned subsidiaries reduce in quarterly and semi-annual payments with varying maturities through 2017. Please read Item 1 — Financial Statements: Note 6 — Long-Term Debt.
Our seven revolving credit facilities are described in Note 6 — Long-Term Debt, to our consolidated financial statements included in this report.
Five of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of $50.0 million and 5.0% of Teekay Corporation’s total debt which has recourse to Teekay Corporation. As at September 30, 2009, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50%-owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2009, we had guaranteed $88.6 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $186.8 million.
As at September 30, 2009, we had U.S. Dollar-denominated term loan of $220 million outstanding to Teekay Corporation. The senior tranche is a $160 million secured loan, bearing interest based on LIBOR plus a margin of 3.25%. The junior tranche is a $60 million unsecured subordinated debt facility bearing interest at a fixed rate of 10.00%. The junior tranche matures at the earlier of the date the Partnership receives sufficient net proceeds from an equity offering to repay this tranche, and a term of five years. The senior tranche was repaid using the proceeds from a $260 million revolving credit facility that we entered into in November 2009, secured by the Petrojarl Varg.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At September 30, 2009, the margins ranged between 0.45% and 3.25%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50%-owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and two of our revolving credit facilities);
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2009:

		Balance	2010	2012
		of	and	and	Beyond
	Total	2009	2011	2013	2013
	(in millions of U.S. dollars)
Long-term debt (1)	1,771.4	10.8	477.0	329.7	953.9
Chartered-in vessels (operating leases)	326.0	28.3	165.0	103.6	29.1

Total contractual obligations	2,097.4	39.1	642.0	433.3	983.0

(1)
Excludes expected interest payments of $8.7 million (remainder of 2009), $56.7 million (2010 and 2011), $43.8 million (2012 and 2013) and $16.4 million (beyond 2013). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 3.25% as at September 30, 2009.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in “Item 5. Operating and Financial Review and Prospects”, in our Annual Report on Form 20-F for the year ended December 31, 2008.
Goodwill
As of September 30, 2009, the Partnership’s goodwill related entirely to only one reporting unit, the shuttle tanker segment. During the third quarter of 2009, the Partnership determined there were indicators of impairment present. Consequently, an interim goodwill impairment test was conducted. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of September 30, 2009, the carrying value of goodwill for this reporting unit was $127.1 million. Key assumptions that impact the fair value of the reporting unit include the Partnership’s ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of the Partnership’s vessels, its cost of capital, the volume of production from certain offshore oil fields and the fair value of its long-term debt. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.
However, certain factors that impact the Partnership’s goodwill impairment test are inherently difficult to forecast and as such the Partnership cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond the Partnership’s control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	increases to liquidity or cash flows from the Petrojarl Varg FPSO acquisition and refinancing;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	oil fields adjacent to the Petrojarl Varg FPSO becoming operational and our ability to service these fields;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;
•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	vessel operating and crewing costs for vessels;
•	entrance into joint ventures and partnerships with companies;
•	the commencement of service of newbuildings or existing vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	the future valuation of goodwill;
•	our liquidity needs;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and
•	the outcome of claims and legal action arising from the collision involving the Navion Hispania.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009

PART I — FINANCIAL INFORMATION

ITEM 3	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at September 30, 2009 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance
	of							Fair Value
	2009	2010	2011	2012	2013	Thereafter	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	10.8	293.2	183.8	160.7	169.0	893.9	1,711.4	(1,580.3)	1.7%
Fixed Rate	—	—	—	—	—	60.0	60.0	(60.0)	10.0%

Interest Rate Swaps:
Contract Amount (3)	342.8	68.1	108.7	214.2	19.9	703.8	1,457.5	(106.9)	4.3%
Average Fixed Pay Rate (2)	4.9%	3.0%	2.7%	2.5%	4.9%	4.8%	4.3%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2009 ranged from 0.45% to 3.25%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2009, we were committed to the following foreign currency forward contracts:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward Rate(1)	2009	2010	2011
	(thousands)		(in thousands of U.S. Dollars)
Norwegian Kroner	801,469	6.05	$26,707	$96,068	$9,644
Australian Dollar	316	1.13	279	—	—
British Pound	104	0.53	97	99	—
Euro	12,200	0.72	4,737	12,254	—
Singaporean Dollar	2,200	1.41	1,560	—	—

			$33,380	$108,421	$9,644

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had deferred income taxes of approximately Norwegian Kroner 174.5 million (U.S. Dollar $27.6 million) at September 30, 2009. Neither we nor OPCO have entered into any forward contracts to protect against currency fluctuations on any future taxes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 4 — RECENT FINANCIAL RESULTS
2009 Fourth Quarter and Year End Results
Our internal accounting records for the quarter ended December 31, 2009 include voyage revenues of $213 million and income from vessel operations of $27 million compared to voyage revenues of $241 million and a loss from vessel operations of $92 million for the fourth quarter of 2008. In accordance with U.S. generally accepted accounting principles (or GAAP), our results for the fourth quarter of 2008 include the Petrojarl Varg in order to reflect ownership of the vessel from October 1, 2006, the date it was acquired by Teekay Corporation. The decrease in our voyage revenues is primarily due to lower shuttle tanker utilization and a decrease in the bunker revenues earned on our conventional tanker fleet. This decrease was partially offset by higher voyage revenues from the Petrojarl Varg, which entered into a new charter contract on July 1, 2009 at rates higher than those in effect during the fourth quarter of 2008. The relative increase in income from vessel operations in the fourth quarter of 2009 is primarily due to a goodwill impairment charge in 2008, lower time-charter hire expense as a result of a reduced number of in-chartered shuttle tankers and reduced general and administrative costs. This increase was partially offset by lower shuttle tanker revenues due to lower utilization and higher operating expenses on the Petrojarl Varg.
Our internal accounting records for the year ended December 31, 2009 include voyage revenues of $822 million and income from vessel operations of $131 million compared to voyage revenues of $969 million and income from vessel operations of $32 million for the year ended December 31, 2008. In accordance with GAAP, the results for the years ended December 31, 2009 and 2008 include the Petrojarl Varg in order to reflect ownership of the vessel from October 1, 2006, the date it was acquired by Teekay Corporation. The decrease in our voyage revenues is primarily due to lower shuttle tanker utilization and a decrease in the bunker revenues earned on our conventional tanker fleet. This decrease was partially offset by higher voyage revenues from the Petrojarl Varg, which entered into a new charter contract on July 1, 2009 at rates higher than those in effect during 2008. The relative increase in income from vessel operations is primarily due to a goodwill impairment charge in 2008, lower time-charter hire expense as a result of reduced number of in-chartered shuttle tankers and reduced general and administrative costs. This increase was partially offset by lower shuttle tanker revenues due to lower utilization and higher shuttle tanker operating costs.
As of December 31, 2009, our cash, cash equivalents and available borrowing capacity under our revolving credit facilities totaled $286 million.
Our independent registered public accounting firm has not completed its audit of our consolidated financial statements for the year ended December 31, 2009 or performed a review of our financial information for the quarter ended December 31, 2009. The preliminary results for the quarter and full year ended December 31, 2009 set forth above may be subject to change.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings

On November 13, 2006, a Teekay Offshore Operating L.P. (or OPCO) shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by StatoilHydro Petroleum AS (or StatoilHydro) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the Navion Hispania from OPCO. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.

In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The initial claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totalling NOK 256,000,000 (approximately USD$43 million). The Stavanger Conciliation Council referred the matter to the Stavanger District Court. In November 2009, a revised claim was received in the amount of NOK 213,000,000 (approximately USD $36 million).

The Partnership believes the likelihood of any losses relating to the claim is remote. OPCO believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify OPCO for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain P&I insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.

Item 1A — Risk Factors
Tax Risks

In addition to the other information set forth in this Report on Form 6-K, including the information stated below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code), and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common units will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common units, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Part II, Item 5 — “Material U.S. Federal Income Tax Consideration — United States Federal Income Taxation of U.S. Holders — Consequences of Possible PFIC Classification.”

We are subject to taxes, which reduces our cash available for distribution to you.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway recently asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norway subsidiaries.

In addition, changes in our operations or ownership could result in additional tax being imposed on us, OPCO or our or its subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation now holds less than 50.0% of the value of our outstanding units, and therefore we expect that our U.S. source income will be subject to taxation under Section 883 of the Code for taxable years beginning in 2010. Please read Part II, Item 5 — “Taxation of the Partnership — United States Taxation — The Section 883 Exemption.”

Risks Related to the Petrojarl Varg

The ownership and operation of the Petrojarl Varg generally results in risks similar to the ownership and operation of our other vessels, as discussed in our Annual Report on Form 20-F for the year ended December 31, 2008. Those risks including the following:

The redeployment risk of FPSO units is high given their lack of alternative uses and significant modification costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. If an oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels. If FPSO units are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels. Talisman Energy might not extend the Petrojarl Varg operations contract beyond 2013, or may terminate the operations contract if the Varg field does not yield sufficient revenues. Oil production of the Varg field has declined in the past and may decline in the future. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

Marine transportation is inherently risky, particularly in the extreme conditions in which many of our vessels, including the Petrojarl Varg, operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

The Petrojarl Varg and the vessels that service her are at risk of being damaged or lost because of events such as:
•	marine disasters;

•	bad weather;

•	mechanical failures;

•	capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.
The Petrojarl Varg operates in the North Sea. Harsh weather conditions in this region may increase the risk of collisions, oil spills, or mechanical failures.
An accident involving the Petrojarl Varg could result in any of the following:
•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from its operation and charter contracts;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

We may experience operational problems with the Petrojarl Varg that reduce revenue and increase costs.

FPSO units are complex and their operation is technically challenging, and we have not had experience operating FPSOs prior to our recent acquisition of the Petrojarl Varg. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

Because certain payments under the Petrojarl Varg operations contract are based on the volume of oil produced, the revenue from the Petrojarl Varg depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time. Any decrease in the volume of oil produced or transported could adversely affect our business and operating results.

Payments made to us under the Petrojarl Varg operations contract are partially based on an incentive component. Payments under this contract are based upon the volume of oil produced, which depends upon the level of oil production at the Varg field. Oil production levels are affected by several factors, many of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes;. In addition, the volume of oil may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at the Varg field may decline from existing or future levels. If such a reduction occurs, we may receive a reduced or no incentive payment. In addition, Talisman Energy may terminate the Petrojarl Varg operations contract if the Varg field does not yield sufficient revenues. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

Over time, the value of the Petrojarl Varg may decline, which could adversely affect our operating results.
Values for FPSO units such as the Petrojarl Varg can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise, and

•	a decrease in oil reserves in the Varg field and other fields in which the Petrojarl Varg might otherwise be deployed.

If operation of the Petrojarl Varg is not profitable, or if we cannot re-deploy it at attractive rates upon termination of its operations and charter contracts, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that the Petrojarl Varg’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
Taxation of the Partnership
United States Taxation

The following discussion updates our disclosure contained in our Annual Report on Form 20-F. The discussion is for general information purposes only and does not purport to be a comprehensive description of all the U.S. federal income tax considerations applicable to us. The discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), final, temporary and proposed regulations thereunder (or Treasury Regulations) and administrative rulings and court decisions, all as currently existing or in effect as of the date of this Report, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners, L.P.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income.

A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends (but not both) in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which will be subject to U.S. federal income taxation, unless, with respect to U.S. Source International Transportation Income, the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis tax and branch profits tax or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income and generally may be applicable in the event Teekay Corporation (or certain other qualifying shareholders) own more than 50.0% of our outstanding equity interests for more than half of the number of days in a given taxable year.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:
(i) it is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on the types of U.S. Source International Transportation Income that the non-U.S. corporation earns (or an Equivalent Exemption);
(ii) it satisfies one of the following three ownership tests: (a) the Qualified Shareholder test, (b) the Controlled Foreign Corporation test, or (c) the Publicly Traded test; and
(iii) it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption. We expect that we will satisfy the substantiation, reporting and other requirements and therefore meet the third requirement for the Section 883 Exemption. With respect to the second requirement, we do not believe that we met the Controlled Foreign Corporation test or the Publicly Traded test in 2009 and we do not expect to meet these tests in 2010 or subsequent years. As a result, our ability to qualify for the Section 883 Exemption depends on our ability to satisfy the Qualified Shareholder test.

With respect to the Qualified Shareholder test, we believe that Teekay Corporation owned more than 50.0% of the value of our outstanding equity interests for more than half of the number of days during 2009. As such, we believe that we satisfied the Qualified Shareholder test for 2009 and the U.S. Source International Transportation Income we earned in 2009 was exempt from U.S. federal income taxation by reason of the Section 883 Exemption. Teekay Corporation, however, now owns less than 50.0% of the value of our outstanding equity interests. As such, we expect that for 2010 and all succeeding years, we will not satisfy the Qualified Shareholder test and therefore we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source Domestic Transportation Income, or U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. source Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our anticipated U.S. Source International Transportation Income is attributable to regularly scheduled transportation or a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, U.S. Source Domestic Transportation Income generally is treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. We will be subject to a 4.0% U.S. federal income tax on our U.S. source Transportation Income, without benefit of deductions, for any year for which the Section 883 Exemption does not apply and the net basis tax and branch profits tax does not apply. In this regard, we estimate that we will be subject to less than $500,000 of U.S. federal income tax in 2010 based on the amount of U.S. Source International Transportation Income we earned for 2008 and 2009. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Material U.S. Federal Income Tax Considerations

The following discussion updates our disclosure contained in our Annual Report on Form 20-F.The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all as existing or in effect as of the date of this Report, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners, L.P.

United States Federal Income Taxation of U.S. Holders

The following summary applies only to beneficial owners of our common units that own the units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common units, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common units, you should consult your tax advisor.

This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common units. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

As used herein, the term U.S. Holder means a beneficial owner of our common units that is a U.S. citizen or U.S. resident alien, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk-limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common units not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code, and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

Current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return.

If a U.S. Holder has not made a timely and effective QEF election with respect to the first year in the holder’s holding period of our common units during which we qualified as a PFIC, the holder may be treated as having made a timely and effective QEF election by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to recognize any gain that the holder would otherwise recognize if the holder sold the holder’s common units on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner.

If a U.S. Holder has made a QEF election with respect to us, then we would have to annually provide the holder with certain information concerning the subsidiary’s income and gain, calculated in accordance with the Code, and also would have to comply with certain record-keeping requirements imposed on a qualified electing fund in order for the holder to satisfy the qualified electing fund reporting rules. We have not provided our U.S. Holders with such qualified electing fund information in prior tax years and do not intend to provide such qualified electing fund information in the current tax year. If contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

A U.S. Holder’s QEF election will not be valid unless we agree to provide certain information annually to the holder to be included with his U.S. federal income tax return. Accordingly, you will not be able to make a QEF election at this time, notwithstanding the present uncertainty regarding whether we are a PFIC.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;
•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules generally would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Holders are urged to consult their own tax advisors regarding the availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If more than 50.0% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding units entitled to vote (a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements, but generally are not also subject to the requirements generally applicable to owners of a PFIC. In addition, a person who is or has been a United States Stockholder of a CFC may recognize ordinary income on the disposition of shares of the CFC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.

Sale, Exchange or other Disposition of Common Units

Assuming we do not constitute a PFIC or CFC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

United States Federal Income Taxation of Non-U.S. Holders

As used herein, the term Non-U.S. Holder means a beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions

Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Common Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common units if the holder is present in the United States for 183 days or more during the taxable year in which those shares are disposed and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor or U.S. middleman (within the meaning of the Treasury Regulations), by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

Regulations

The following discussion updates relevant disclosure in our Report on Form 20-F for the year ended December 31, 2008, as it pertains to certain United States environmental regulations and other environmental initiatives.

Environmental Regulations — The United States Regulations.

Effective as of July 31, 2009, the limit under the Oil Pollution Act of 1990 for double-hulled tank vessels was increased from the greater of $1,900 per gross tonne or $16.0 million per double hulled tanker per incident to $2,000 per gross tonne or $17.1 million per double hulled tanker per incident, subject to possible further adjustment for inflation.

Environmental Regulation — Other Environmental Initiatives.
•
The liability limits in countries that have ratified the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, are currently approximately $6.9 million plus approximately $970 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $138 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies.

•
Since January 2009, several environmental Groups and industry associations have filed challenges in U.S. federal court to the Environmental Protection Agency’s issuance of a Clean Water Act permit entitled the “Vessel General Permit.” These cases have been consolidated in the D. C. Circuit and have not yet been resolved.

•
The EU Directive 33/2005 (the “Directive”) came into force on January 1st, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (LSMGO).

Certain capital modifications are necessary in order to optimize the operation on LSMGO for equipment originally designed to operate on Heavy Fuel Oil (HFO). The estimated cost of such capital modifications is $4.6 million. Furthermore, bunker fuel costs will increase as LSMGO is more expensive than HFO that is currently in use.

Given that some equipment modification kits were not available until recently, several industry associations and groups have appealed to the EU on the need for a grace period before the new regulations are enforced.

Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 16, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)